SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          BLACK WARRIOR WIRELINE CORP.
                          ----------------------------
                                (Name of Issuer)


                          COMMON STOCK $.0005 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)


                                   0922 60 504
                                   -----------
                                 (CUSIP Number)

                                  Allen R. Neel
                        c/o Black Warrior Wireline Corp.
                              200 Riverpoint Drive
                                    Suite 204
                                Conroe, TX 77304
                                 (936) 441-6655
                                 --------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               February 11, 2000
                               -----------------
                       Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP NO.  0922 60 504
--------------------------------------------------------------------------------


1.        Name of Reporting Person                           Allen R. Neel
          S.S. or IRS Identification No. of
          Above Person                                       Not Required
--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a                     (a)   [ ]
          Member of a Group                                  (b)   [X]
--------------------------------------------------------------------------------
3.        SEC Use Only
--------------------------------------------------------------------------------
4.        Source of Funds                                    PF
--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal
          Proceedings is Required Pursuant
          to Items  2(d) or 2(e)                             Not Applicable
--------------------------------------------------------------------------------
6.        Citizenship or Place of
          Organization                                       United States
--------------------------------------------------------------------------------
          Number of Shares Beneficially
          Owned by Reporting Person:
                                         7)  Sole Voting
                                             Power           1,453,183
                                         ---------------------------------------
                                         8)  Shared Voting
                                             Power           - 0 -
                                         ---------------------------------------
                                         9)  Sole Dispositive
                                             Power           1,453,183
                                         ---------------------------------------
                                         10) Shared
                                             Despositive
                                             Power           - 0 -
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially
          Owned By Each Reporting Person                     1,453,183
--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in
          Row (11) Excludes Certain Shares                   Not Applicable
--------------------------------------------------------------------------------
13.       Percent of Class Represented by
          Amount in Row (11)                                 11.6%
--------------------------------------------------------------------------------
14.       Type of Reporting Person                           IN

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ITEM 1.      SECURITY AND ISSUER.
             --------------------

         The class of equity securities to which this Statement relates is shares of common stock, par value $.0005 per share (the "Shares"), of Black Warrior Wireline Corp., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 3748 Highway #45 North, Columbus, MS 39701.



ITEM 2.      IDENTITY AND BACKGROUND.
             ------------------------

         This Statement is being filed by Allen R. Neel ("Holder."). Holder is a citizen of the United States with an address at c/o Black Warrior Wireline Corp., 2511 N. Frazier, Conroe, TX 77301. Holder is the Executive Vice President and Secretary of the Company and has been employed by the Company since August, 1990. He is currently in charge of the Company's offshore operations, as well as administration and legal matters. In 1981, Holder received his BS Degree in Petroleum Engineering from the University of Alabama. From 1981 to 1987, Holder worked in engineering and sales for Halliburton Services. From 1987 to 1989, he worked as a District Manager for Graves Well Drilling Co. When the Company acquired the assets of Graves in 1990, Holder assumed a position with the Company.

         Holder has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
             --------------------------------------------------

         The purchase price for the Shares was paid out of the Holder's personal funds.

ITEM 4.      PURPOSE OF TRANSACTION.
             -----------------------

         The purpose or purposes of the acquisition of the Shares by Holder was a passive investment. Depending on market conditions and other factors, Holder may acquire additional Shares as it deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Holder also reserves the right to dispose of some or all of its Shares in the open market, in privately negotiated transactions to third parties or otherwise.

         As of the date hereof, except as described herein, Holder does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's Certificate of Incorporation or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.


ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.
             -------------------------------------

                  (a) As of November 30, 2001, Holder holds beneficially the following securities of the Company.

                                                         Percentage of shares of
Title of security                   Amount                  Common Stock (1)
-----------------                -----------------------------------------------

Common Stock                      1,453,183(2)                  11.6%

-------------------------------------
(1) Calculated in accordance with Rule 13d-3.
(2) Includes 1,050,000 shares issuable on exercise of an option.

                  (b) Holder has the sole power to vote or to direct the vote of the Shares held by him and has the sole power to dispose or to direct the disposition of the Shares held by him.

                  (c) None

                  (d) Not applicable

                  (e) Not applicable


ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
             --------------------------------------------------------
             WITH RESPECT TO SECURITIES OF THE ISSUER.
             -----------------------------------------

         None

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.
             ---------------------------------

         None

                                    SIGNATURE
                                    ---------


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



Dated:   November 30, 2001

                                                     /s/Allen R. Neel
                                                     ----------------
                                                     Allen R. Neel
                                                     Holder

















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